UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

DE BEIRA GOLDFIELDS INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

240257 10 5
(CUSIP Number)

Michele Fronzo 1530 Duthie Avenue, Burnaby, British Columbia, V5A 2R6, Canada 604-420-0143
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  240257 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michele Fronzo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Nil
8.	Shared Voting Power Nil
9.	Sole Dispositive Power Nil
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Nil
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) Nil%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of De Beira Goldfields Inc., a Nevada corporation (“De Beira”). The principal executive office of De Beira is located at 30 Ledgar Road, Balcatta, Western Australia, 6021.

Item 2. Identity and Background

(a)	Michele Fronzo
(b)	1530 Duthie Avenue, Burnaby, British Columba, V5A 2R6, Canada
(c)	Former CFO, Treasurer and Corporate Secretary of De Beira Goldfields Inc.
(d)	During the last five years, Mr. Fronzo has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Fronzo was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Fronzo is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Michele Fronzo had a direct beneficial interest in 4,000,000 shares of common stock of De Beira.

On June 8, 2006, Mr. Fronzo agreed to return 4 million shares of common stock to treasury pursuant to an agreement with De Beira for minimal consideration. The shares were cancelled and retired on June 9, 2006, and became authorized but unissued shares in treasury.

Item 4. Purpose of Transaction

The 4 million shares were returned to treasury as a result of Mr. Fronzo’s resignation as a director and officer of De Beira.

Depending on market conditions and other factors, Mr. Fronzo may acquire additional securities of De Beira as Mr. Fronzo deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with De Beira or otherwise. Mr. Fronzo also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Fronzo does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of De Beira, or the disposition of securities of De Beira;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving De Beira or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of De Beira or any of its subsidiaries;

(4)
any change in the present board of directors or management of De Beira including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception that the board of directors of De Beira, which includes Mr. Fronzo, plan to appoint additional directors to the board of directors to fill some existing vacancies and to create and fill some key management positions;

(5)	any material change in the present capitalization of dividend policy of De Beira;

(6)	any other material change in De Beira’s business or corporate structure;

(7)	changes in De Beira’s Articles of Incorporation or other actions that may impede an acquisition of control of De Beira by any person;

(8)
a class of securities of De Beira to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of De Beira becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Michele Fronzo is the beneficial owner of nil shares of common stock of De Beira. The shares represent an aggregate nil% of the issued and outstanding shares of common stock of De Beira.

(b)	Michele Fronzo holds the sole power to vote and to dispose of the nil shares of common stock of De Beira.

(c)	Michele Fronzo has not effected any transaction in the common stock of De Beira during the past 60 days, except as disclosed in this statement or in other statements filed with the SEC.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Michele Fronzo and any other person with respect to any securities of De Beira, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 By:/s/ Michele Fronzo
Dated: June 13, 2006
Michele Fronzo

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